UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41641

SHL TELEMEDICINE LTD.

(Translation of registrant’s name into English)

90 Yigal Alon Street

Tel Aviv 67891, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

EXPLANATORY NOTE

On September 21, 2023, SHL Telemedicine Ltd. (the “Company”) issued a press release and an investor presentation with respect to its half-year 2023 fiscal results, copies of which are furnished herewith as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein. The press release and investor presentation contain forward-looking statements and include cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements.

In addition, on the same day, the Company issued a report (the “Report”) with respect to its half-year 2023 fiscal results, which contains unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2023. A copy of the Report is furnished herewith as Exhibit 99.3 and incorporated by reference herein. The Report contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements.

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 9, 2023 (Registration No. 333-272546).

Exhibit	Description

99.1	Press release, dated September 21, 2023, with respect to half-year 2023 financial results.
99.2	Investor Presentation issued on September 21, 2023, with respect to half-year 2023 financial results.
99.3	Report with respect to half-year 2023 fiscal results, which contains unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHL Telemedicine Ltd.

By:	/s/ Amir Hai
Amir Hai
Chief Financial Officer

September 21, 2023